Lillian Brown +1 202 663 6743 (t) +1 202 663 6363 (f) lillian.brown@wilmerhale.com

May 7, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC
Amendment No. 5 to Offering Statement on Form 1-A Filed April 19, 2021 File No. 024-11377

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 30, 2021 (the “Comment Letter”) regarding Amendment No. 5 to the Company’s Offering Statement on Form 1-A (File No. 024-11377) filed on April 19, 2021 (the “Offering Statement”), relating to a proposed offering of membership interests by certain series registered under the Company (each, a “Series”). The response provided is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comment as well as other revisions.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

May 7, 2021

Amendment No. 5 to Form 1-A filed April 19, 2021

Description of the Properties

Landa Series 2505 Oak Circle

Monthly Rent, page 51

1. We note you have recorded rent receivable for Landa Series 2505 Oak Circle as of December 31, 2020. Please tell us if your tenant has subsequently paid the rent due. Further, tell us if your tenant has paid their rent when due in 2021. To the extent your tenant has not paid this rent due and/or continues to not pay rent, please tell us what consideration you gave to disclosing this information here and in your Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Response to Comment No. 1

The Company confirms that Landa Series 2505 Oak Circle has received the total outstanding rental amount owed by the tenant during the fiscal year ended December 31, 2020.  As of the date of the Amended Offering Statement, all amounts due under the lease agreement have been paid by the tenant and there are no amounts outstanding under the agreement. The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on page 58 in the Amended Offering Statement to disclose the receipt of such rental amounts.

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at (202) 663-6743.

Sincerely,

/s/ Lillian Brown

cc:   Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, General Counsel

Gregory Crimmins, Head of Finance

Landa Holdings, Inc.

Anthony Basile, Partner

Daniel Laidlaw, Senior Manager

Marcum LLP